U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):


[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR


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         For Period Ended:  January 31, 2001
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         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION



         Full Name of Registrant

         Innovative Clinical Solutions, Ltd.

         Address of Principal Executive Office (Street and Number)

         10 Dorrance  Street

         Providence, RI 02903

PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          The Registrant completed a restructuring through a prepackaged plan of reorganization pursuant to Chapter 11 of the United States Bankruptcy Code on September 21, 2000 (the "Recapitalization"). In June 2000, the Registrant's independent auditors, PricewaterhouseCoopers LLC, terminated their relationship with the Registrant. The Registrant subsequently retained Arthur Andersen LLP as its independent auditors. The Recapitalization necessitated the adoption of fresh-start accounting pursuant to ACIPA's Statement of Position No. 90-7, Financial Reporting By Entities In Reorganization Under The Bankruptcy Code. Delays due to the change in auditors, coupled with the complexities of fresh-start accounting have resulted in the Registrant's inability to timely file its annual report on Form 10-K for the period ended January 31, 2001 without unreasonable effort or expense.



PART IV - OTHER INFORMATION



  (1) Name and telephone number of persons to contact in regard to this notification:

      Michael T. Heffernan, Chairman and Chief Executive Officer (401) 868-6609

      Gary S. Gillheeney, Chief Financial Officer (401) 868-6679

  (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                      [X] Yes  [ ] No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                      [ ] Yes  [X] No

      Because of the Recapitalization and the adoption of fresh-start accounting, meaningful comparison of the results of operations from the 2001 fiscal year-end and the 2000 fiscal year-end is not possible.

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




         The Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                            INNOVATIVE CLINICAL SOLUTIONS, LTD



Date:  April 30, 2001                       By:      /s/ Gary S. Gillheeney
                                            _______________________________
                                                     Gary S. Gillheeney
                                                     Chief Financial Officer